SAUL CENTERS, INC.

7501 Wisconsin Avenue

Suite 1500

Bethesda, MD 20814

March 7, 2008

By Facsimile (No. 202.772.9209)

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Byron Cooper

Re:	Saul Centers, Inc.
File No. 333-149463

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Saul Centers, Inc. hereby requests acceleration of the effectiveness of the above-referenced registration statement, such registration statement being originally filed with the Securities and Exchange Commission on February 29, 2008. We request that the registration statement be granted effectiveness at 4:00 p.m. on March 10, 2008, or as soon as practicable thereafter.

Very truly yours, Saul Centers, Inc.

By:	/s/ Scott V. Schneider
Scott. V. Schneider, Senior Vice
President, Chief Financial Officer,
Treasurer and Secretary